EXHIBIT 12

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,
	2002	2003	2004	2005	2006
EARNINGS
Income Before Income Taxes	$316,418	$308,003	$238,226	$202,021	$282,865
Fixed Charges (as below)	126,797	123,721	110,547	118,365	151,874
Total Earnings	$443,215	$431,724	$348,773	$320,386	$434,739

FIXED CHARGES
Interest Expense	$116,677	$115,202	$99,135	$106,301	$129,106
Credit for Allowance for Borrowed Funds Used During Construction	5,620	5,319	8,100	8,764	17,668
Interest Rate Hedges	-	-	(188)	-	-
Estimated Interest Element in Lease Rentals	4,500	3,200	3,500	3,300	5,100
Total Fixed Charges	$126,797	$123,721	$110,547	$118,365	$151,874

Ratio of Earnings to Fixed Charges	3.49	3.48	3.15	2.70	2.86